As filed with the Securities and Exchange Commission on June 4, 2007
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SUNCOM WIRELESS HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	23-2974475
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)
1100 Cassatt Road
Berwyn, Pennsylvania 19312
(610) 651-5900
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Eric Haskell
SunCom Wireless Holdings, Inc.
Executive Vice President and Chief Financial Officer
1100 Cassatt Road
Berwyn, Pennsylvania 19312
(610) 651-5900
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Thomas D. Twedt	Harry Roessner
Dow Lohnes PLLC	SunCom Wireless Holdings, Inc.
1200 New Hampshire Avenue, NW	1100 Cassatt Road
Washington, D.C. 20036	Berwyn, Pennsylvania 19312
(202) 776-2000	(610) 651-5900

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement, as the selling stockholders shall determine.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
	Aggregate	Maximum	Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered (1)	Per Unit (2)	Offering Price (2)	Registration Fee
Class A common stock, par value $0.01 per share	52,599,116	$16.68	$877,353,255	$26,934.75

(1)	All of the shares of common stock offered hereby are for the accounts of the selling stockholders.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933. The calculation of the registration fee is based on the average of the high and low prices reported by the Over-the-Counter Bulletin Board on June 1, 2007.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 4, 2007
PROSPECTUS
SUNCOM WIRELESS HOLDINGS, INC.
52,599,116 shares
Class A common stock
     This prospectus covers 52,599,116 shares of our Class A common stock that may be offered and sold from time to time by the selling stockholders. We will not receive any proceeds from the sale of these shares of our Class A common stock pursuant to this prospectus.
     The selling stockholders may sell the shares of our Class A common stock through ordinary brokerage transactions or through any other means described in this prospectus under “Plan of Distribution.” The price at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions.

     Our common stock is listed on the Over-the-Counter Bulletin Board under the symbol “SCWH.OB.” On June 1, 2007, the last reported sale price of our Class A common stock was $16.35.

     Investing in shares of our common stock involves risks. See “Risk Factors” beginning on page 2 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in or incorporated by reference into this prospectus in connection with the offer contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in our affairs since the date hereof. The selling stockholders named in this prospectus are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information contained in, and incorporated by reference into, this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies.

The date of this prospectus is            , 2007.

PROSPECTUS SUMMARY
     This summary highlights basic information about us. It does not contain all of the information that is important to you. You should read the entire prospectus carefully, including the section entitled “Risk Factors,” as well as the information incorporated by reference into this prospectus.
     In this prospectus, Holdings refers to SunCom Wireless Holdings, Inc.; SunCom Investment refers to SunCom Wireless Investment Company LLC, a wholly-owned subsidiary of Holdings; SunCom Wireless refers to SunCom Wireless, Inc., a direct wholly-owned subsidiary of SunCom Investment, and SunCom, we, us and our refer to Holdings and its wholly-owned subsidiaries collectively, unless the context requires otherwise.
Our Business
     We are a provider of digital wireless communications services in the southeastern United States, Puerto Rico and the U.S. Virgin Islands. We provide wireless communications services under the SunCom Wireless brand name. As of March 31, 2007, our wireless communications network covered a population of approximately 14.8 million potential customers in a contiguous geographic area encompassing portions of North Carolina, South Carolina, Tennessee and Georgia. In addition, we operate a wireless communications network covering a population of approximately 4.1 million potential customers in Puerto Rico and the U.S. Virgin Islands.
     Our strategy is to provide extensive coverage to customers within our regions, to offer our customers high-quality, innovative voice and data services with coast-to-coast coverage via compelling rate plans and to benefit from roaming revenues generated by other carriers’ wireless customers who roam into our covered area.
     We believe our markets are strategically attractive because of their strong demographic characteristics for wireless communications services. According to the 2005 Paul Kagan Associates Report, our service area includes 11 of the top 100 markets in the country with population densities that are higher than the national average. We currently provide wireless voice and data services utilizing global system for mobile communications and general packet radio service, or GSM/GPRS, technology, which is capable of providing enhanced voice and data services.
     Our principal executive offices are located at 1100 Cassatt Road, Berwyn, Pennsylvania 19312 and our telephone number at that address is (610) 651-5900. Our website address is http://www.suncom.com. However, information contained on our website is not incorporated by reference into this prospectus, and you should not consider the information contained on our website to be part of this prospectus.
Recent Developments
     In order to improve our capital structure, we entered into an exchange agreement on January 31, 2007, with certain holders of the 9 3/8% senior subordinated notes due 2011 and the 8 3/4% senior subordinated notes due 2011 issued by SunCom Wireless. Under the exchange agreement, as amended on May 15, 2007, holders of SunCom Wireless subordinated notes party to the amended exchange agreement agreed to exchange their subordinated notes for shares of Holdings’ Class A common stock.
     On May 15, 2007, Holdings implemented a 1-for-10 reverse stock split to ensure that there existed sufficient authorized shares of Class A common stock to complete the debt-for-equity exchange contemplated by the exchange agreement. To accomplish this reverse stock split, Holdings merged with a wholly-owned subsidiary of Holdings, and Holdings was the surviving corporation in this merger.
     In the merger, each outstanding share of Class A common stock converted into 0.1 share of Class A common stock of Holdings, as the surviving corporation. Accordingly, all of the outstanding Class A common stock of Holdings was converted into approximately 7.3 million shares of Class A common stock, including treasury shares, as part of this merger transaction. Holdings had no other class or series of capital stock outstanding at the time of the merger.
     Also, on May 15, 2007, holders of SunCom Wireless’ subordinated notes exchanged notes representing 98.3% of the outstanding SunCom Wireless subordinated notes for shares of Holdings Class A common stock. The subordinated notes consisted of $341,514,000 aggregate principal amount of 9 3/8% senior subordinated notes due 2011 and $390,106,000 aggregate principal amount of 8 3/4% senior subordinated notes due 2011, and were exchanged for 52,028,376 new shares of Class A common stock (after giving effect to the 1-for-10 reverse stock split effected through the merger immediately prior to the exchange).
     In connection with closing, we entered into a registration rights agreement with the holders of subordinated notes party to the amended exchange agreement. Under this registration rights agreement, we agreed to register for resale the shares of Class A common stock received in exchange for tendered SunCom Wireless subordinated notes, and this prospectus forms a part of the registration statement we filed to satisfy this obligation.

RISK FACTORS
     Our business faces many risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of, or that we currently think are immaterial, may also impair our business operations or financial results. If any of the events or circumstances described in the following risks actually occurs, our business, financial condition or results of operations could suffer and the trading price of our Class A common stock could decline.
Risks Related to Our Company
We have experienced losses during four of the last five years, and we may be unable to regain profitability.
     We reported significant net losses in four of the last five fiscal years, although our profitability in 2004 was related to the gain arising from the consummation of our transactions with AT&T Wireless and Cingular Wireless. We may not achieve profitability or maintain profitability, if achieved, on a consistent basis. In addition, our operating expenses may increase in the future as we continue to upgrade our technology. If our gross profit does not grow to offset any such increased expenses, it will be more difficult to reverse our history of losses. Our improved financial performance will primarily depend on our ability to:
•	grow our subscriber base;

•	manage customer turnover rates effectively;

•	price our services competitively; and

•	control our operating and non-operating expenses.
     We may not be able to successfully accomplish these tasks, and if we do not, we may not be able to achieve profitability. Continued losses could cause the trading price of our Class A common stock to decrease.
We have substantial indebtedness, and servicing our indebtedness could reduce funds available to grow our business.
     We are highly leveraged. After giving effect for our debt-for-equity exchange, we have total consolidated long-term obligations of approximately $1.0 billion, represented by a senior secured term loan, a series of senior notes and the remaining outstanding subordinated notes. Our high level of indebtedness could interfere with our ability to grow. For example, it could:
•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to obtain additional financing;

•	require the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry; and

•	place us at a competitive disadvantage relative to less leveraged competitors.
     Our ability to generate sufficient cash flow from operations to pay the principal of, and interest on, our indebtedness is uncertain. In particular, if we do not meet our anticipated revenue growth and operating expense targets, our future debt service obligations could exceed cash available to us. Our inability to pay debt service could result in a default on our indebtedness which, unless cured or waived, would have a material adverse effect on our liquidity and financial position. Further, we may not be able to refinance any of our indebtedness on commercially reasonable terms or at all.
Our future growth may require significant additional capital, and our substantial indebtedness could impair our ability to fund our capital requirements.
     We believe that we have sufficient funds to finance our planned capital expenditures for network expansion and upgrades for at least the next 12 months, but we may require additional capital in the event of unforeseen delays, cost overruns, unanticipated expenses, regulatory changes, engineering design changes and other technological risks or if we acquire additional licenses. Currently, planned capital expenditures primarily consist of the continued coverage expansion of GSM/GPRS technology to increase capacity and enhance the network to support our expected increase in subscribers. GSM digital technology has positioned us to earn roaming revenue from other wireless carriers, such as T-Mobile and

AT&T Mobility (formerly, Cingular Wireless), which are selling GSM handsets. Sources of funding for our future capital requirements may include any or all of the following:
•	public offerings or private placements of debt securities;

•	commercial bank loans; and

•	equipment lease financing.
     Due to our highly leveraged capital structure, additional financing may not be available to us, or, if it were available, it may not be available on a timely basis, on terms acceptable to us and within the limitations contained in the indentures governing SunCom Wireless’ senior notes, the documentation governing SunCom Wireless’ senior secured term loan or any new financing arrangements. Failure to obtain any appropriate financing, should the need for it develop, could result in the delay or abandonment of our development and expansion plans and our failure to meet regulatory requirements. It could also impair our ability to meet our debt service requirements and could have a material adverse effect on our business.
Certain of our debt instruments contain restrictive covenants that may limit our operating flexibility.
     The indenture governing SunCom Wireless’ 8 1/2% senior notes and the documentation governing SunCom Wireless’ senior secured term loan contain significant covenants that limit our ability to engage in various transactions. In addition, under each of these documents, the occurrence of specific events, in some cases after notice and grace periods, would constitute an event of default permitting acceleration of the respective indebtedness.
     These events include:
•	failure to comply with a document’s covenants;

•	material inaccuracies of representations and warranties;

•	specified defaults under or acceleration of other indebtedness; and

•	events of bankruptcy or insolvency.
     The limitations imposed by SunCom Wireless’ senior notes indenture and senior secured term loan agreement are substantial, and failure to comply with them could have a material adverse effect on our business.
Our average revenue per user has declined for several years and may not stabilize.
     Our average revenue per user, or ARPU, has weakened over the past several years, declining from $56.07 in 2002 to $53.58 in 2006. This trend has resulted primarily from:
•	increased competition, which has reduced pricing generally; and

•	expansion of subscriber bases to customers on lower price plans, such as add-a-line, prepaid plans and similar plans targeting different market segments.
     In addition, SunCom has offered an increased number of minutes at a similar price point compared to historic rate plans to assist in sustaining ARPU. These incremental minutes resulted in incremental variable costs.
Roaming revenue represents a significant portion of our total revenues, and its seasonality will subject our revenue and operating income (loss) to seasonal fluctuations.
     In 2006, 2005 and 2004, approximately 10.1%, 12.5% and 17.8%, respectively, of our revenues were derived from roaming charges incurred by other wireless providers for use of our network by their customers who had traveled within our coverage area. A significant portion of that revenue was derived from T-Mobile’s and AT&T Mobility’s customers. If roaming minutes of use were to decline significantly, we would not be able to maintain the roaming revenue we have historically realized and our results of operations could suffer.
     Our coverage area includes a number of resort areas that contribute to our roaming revenue. As a result, our roaming revenue increases during summer vacation periods, introducing a measure of seasonality to our revenue and operating income (loss).

Termination or impairment of our relationship with a small number of key suppliers or vendors could adversely affect our revenues and results of operations.
     We have developed relationships with a small number of key vendors for our supply of wireless handsets and devices, telecommunications infrastructure equipment, billing and customer care services and for information systems. We do not have operational or financial control over our key suppliers and have limited influence with respect to the manner in which these key suppliers conduct their businesses. If these companies were unable to honor, or otherwise failed to honor their obligations to us, or terminate their relationship with us, we could experience disruptions of our business and adverse effects on our revenues and results of operations.
Our success depends on our ability to attract and retain qualified personnel.
     A small number of key executive officers manage our business. Their loss could have a material adverse effect on our operations. We believe that our future success will also depend in large part on our continued ability to attract and retain highly qualified technical and management personnel. We believe that there is, and will continue to be, intense competition for qualified personnel in the personal communications services industry as the emerging personal communications services market develops, and we cannot assure you that we will be successful in retaining our key personnel or in attracting and retaining other highly qualified technical and management personnel. We do not presently maintain key-man life insurance on any of our executives or other employees.
Our inability to effectively manage our planned growth could adversely affect our operations.
     We have experienced rapid growth and development in a relatively short period of time and expect to continue to experience growth in the future. The management of such growth will require, among other things, continued development of our financial and management controls and management information systems, stringent control of costs, increased marketing activities, ability to attract and retain qualified management personnel and the training of new personnel. Failure to successfully manage our expected growth and development could have a material adverse effect on our business, results of operations and financial condition.
Certain selling stockholders invest in other wireless communications services companies, and conflicts of interest may arise from these investments and from other directorships held by Holdings’ directors that may not be resolved in our favor.
     Our principal selling stockholders, or their affiliates, may have investments in wireless communications services companies other than us. These institutional investors may in the future invest in other entities that compete with us. In addition, certain of Holdings’ directors serve as directors of other communications services companies. As a result, these directors may be subject to conflicts of interest during their tenure as directors of Holdings. Because of these potential conflicts, these directors may be required to disclose periodically financial or business opportunities to us and to the other companies to which they owe fiduciary duties.
Risks Related to Our Industry
Substantial competition in all aspects of our business could continue to cause reduced pricing and have adverse effects on our profit margins.
     There is substantial competition in all aspects of the wireless communications industry. Our competitors are principally the three nationwide carriers, AT&T Mobility, Verizon Wireless and Sprint/Nextel, and a large number of regional providers of cellular, personal communication services and other wireless communications services, resellers and wireline telephone service providers. We expect robust competition to continue in the wake of Cingular Wireless’ acquisition of AT&T Wireless and the mergers of Sprint and Nextel and Alltel and Western Wireless. Competition continues to intensify as wireless carriers include more equipment discounts and bundled services in their offerings, including more minutes and free long distance and roaming services. This contributes to downward pressure on revenue growth and profit margins, and we expect this trend to continue.
     Many of our competitors have substantial financial, technical, marketing, distribution and other resources, which are significantly more expansive than our resources. As a response to the intensifying competition, the need for cost reduction and the requirements for additional radio spectrum, we believe that the industry will continue to consolidate. This may produce larger and more formidable competitors with greater financial ability to continue to reduce prices to increase their customer base. As a result, our market share and profit margins may decrease.

Our business could be harmed by adverse regulatory changes.
     U.S. telecommunications providers are subject to federal and state regulations that may change at any time. The Federal Communications Commission, or the FCC, regulates the licensing, construction, operation, sale and interconnection arrangements of wireless telecommunications systems to varying degrees, as do some state and local regulatory agencies. In addition, the FCC, in conjunction with the Federal Aviation Administration, regulates tower marking and lighting. We cannot assure you that the FCC, the Federal Aviation Administration or the state and local agencies having jurisdiction over our business will not adopt regulations or take other actions that would adversely affect our business.
     FCC regulations and government policy in general promote robust competition, and new rules or changes to existing rules, such as rules providing for spectrum leasing and requiring wireless local number portability for customers changing wireless local carriers, could increase this trend and result in higher churn and lower margins.
The wireless industry is experiencing rapid technological change, and we may lose customers if we fail to keep up with these changes.
     The wireless telecommunications industry is experiencing significant technological change, as evidenced by the ongoing improvements in the capacity and quality of digital technology, the development and commercial acceptance of advanced wireless data services, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. New communications technologies, such as “Wi-Fi” and voice over Internet, are being developed and deployed by competitors, which may affect our ability to grow our wireless data and voice businesses. We may lose customers if we fail to keep up with these changes, and there is no guarantee that any new technologies developed and deployed by us will have long-term marketability.
Changes in our enterprise value, changes in the supply or demand of the market for wireless licenses, adverse developments in the business or the industry in which we are involved and/or other factors could require us to recognize impairments in the carrying value of our license costs, goodwill and/or physical assets.
     A large portion of our assets consists of intangible assets in the form of FCC licenses and goodwill. We also have substantial investments in long-lived assets such as property, plant and equipment. Licenses and goodwill, our indefinite-lived intangible assets, are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Long-lived assets, other than our indefinite-lived intangible assets, are reviewed for impairment whenever events or circumstances indicate the carrying value may not be recoverable. An impairment loss may need to be recognized to the extent the carrying value of the assets exceeds the fair value of such assets. The amount of any such impairment charges could be significant and could have a material adverse effect on our reported financial results for the period in which the charge is taken. The estimation of fair values requires assumptions by management about factors that are highly uncertain including future cash flows, the appropriate discount rate, and other factors. Different assumptions for these factors or valuation methodologies could create materially different results.
A high rate of customer turnover would negatively impact our business and could reduce our revenues.
     Many providers in the personal communications services industry, including SunCom, have experienced a high rate of customer turnover. The rate of customer turnover may be the result of several factors, including network coverage, reliability issues such as blocked and dropped calls, handset problems, non-use of phones, change of employment, affordability, customer care concerns and other competitive factors. Our strategy to address customer turnover may not be successful, or the rate of customer turnover may be unacceptable. A high rate of customer turnover could reduce our revenues and could have a material adverse effect on our competitive position and results of operations.
If our wireless service offerings or customer care service do not meet customer expectations, it could limit our ability to retain or attract customers.
     Customer acceptance of the services we offer is and will continue to be affected by technology-based differences and by the operational performance, quality, reliability and coverage of our wireless networks. Consumer demand could be impacted by differences in technology, footprint and service areas, network quality, consumer perceptions, customer care levels and rate plans. We may have difficulty retaining customers if we are unable to meet our customers’ expectations for network quality and coverage, billing systems or customer care. An inability to address those issues could limit our ability to expand our network capacity or subscriber base and place us at a competitive disadvantage to other wireless service providers in our markets. These issues could affect our ability to attract new subscribers as well.

Our FCC licenses are one of our principal assets, and our business could be harmed if the value of these licenses decreases or if our licenses are revoked by the FCC.
     One of our principal assets is our portfolio of FCC licenses to provide cellular and personal communications services. The market for the purchase and sale of wireless licenses may not exist in the future or the values of our licenses in that market may fall. If the market value of our licenses were to decrease, we may incur impairment losses or a material loss upon the sale of any of our licenses. The future value of these licenses will largely be determined by the success of our business, but may also be affected by the availability of alternative spectrum in our license areas. In addition to the spectrum currently licensed for PCS, cellular and specialized mobile radio services, the FCC has auctioned substantial additional Advanced Wireless Services spectrum for wireless carrier use, and plans to auction additional spectrum beginning no later than January 2008. While this spectrum may be used by new companies that would compete directly with us, this spectrum could also be acquired by existing wireless companies and used to provide advanced or third generation data services, such as those we plan to offer over our GSM/GPRS network.
     The loss or revocation of any of our licenses by the FCC would have a material adverse effect on our business. Thirteen of our personal communications services licenses are subject to renewal in 2007, another four are subject to renewal in 2009, and our cellular license for Myrtle Beach is subject to renewal in 2010. Our FCC licenses are also subject to fines or to potential revocation if we do not comply with the FCC’s rules.
Our Universal Service Funding may be reduced or eliminated, which would reduce our revenues.
     Under the FCC’s current rules, Universal Service Funds are distributed to competitive carriers, including wireless carriers, operating in areas where the established landline carriers also receive such funding. In 2006, we received approximately $8.9 million of Universal Service Funds for our operations in Puerto Rico, and have applied for Eligible Telecommunications Carrier status in Georgia, North Carolina, Tennessee and Virginia. However, the Universal Service Fund rules are currently under review and could be substantially modified, including the amount of funding that wireless carriers will be entitled to receive in the future. As a result, there is no assurance that we will continue to receive any Universal Service Funds in the future, and the loss or reduction of this revenue could negatively impact our profitability.
Equipment failure and disasters may adversely affect our operations.
     A major equipment failure or a natural disaster, terrorist act or other breach of network security that affects our wireless telephone switching offices, microwave links, third-party owned local and long distance networks on which we rely, our cell sites or other equipment or the networks of other providers on which our customers roam could have a material adverse effect on our operations. While we have insurance coverage for some of these events, our inability to operate our wireless system, even for a limited time period, may result in a loss of customers or impair our ability to attract new customers, which would have a material adverse effect on our business, results of operations and financial condition.
If hand-held phones pose health and safety risks, we may be subject to new regulations, and there may be a decrease in demand for our services.
     Media reports have suggested that, and studies have been undertaken to determine whether, certain radio frequency emissions from wireless handsets may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. In addition, lawsuits have been filed against other participants in the wireless industry alleging various adverse health consequences as a result of wireless phone usage. While many of these lawsuits were dismissed because of a lack of scientific evidence linking wireless handsets with cancer, other lawsuits were recently sent back to the trial court for further review. In addition, future lawsuits could be filed based on new evidence.
     If consumers’ health concerns over radio frequency emissions increase, they may be discouraged from using wireless handsets, and regulators may impose restrictions on the location and operation of cell sites. These concerns could have an adverse effect on the wireless communications industry and expose wireless providers to further litigation, which, even if not successful, could be costly to defend. We cannot assure you that government authorities will not increase regulation of wireless handsets and cell sites as a result of these health concerns or that wireless companies will not be held liable for costs or damages associated with these concerns. The actual or perceived risk of radio frequency emissions could also adversely affect us through a reduced subscriber growth rate, a reduction in subscribers, reduced network usage per subscriber or reduced financing available to the wireless communications industry.

Risks Related to Ownership of Our Common Stock
The share price of our common stock may be volatile and could decline substantially.
     The trading price of our Class A common stock has been volatile and is likely to continue to be volatile. Our stock price could be subject to wide fluctuations in response to a variety of issues, including broad market factors that may have a material adverse impact on our stock price, regardless of actual performance. These factors include the following:
•	periodic variations in the actual or anticipated financial results of our business or that of our competitors;

•	downward revisions in securities analysts’ estimates of our future operating results or of the future operating results of our competitors;

•	material announcements by us or our competitors;

•	public sales of a substantial number of shares of our common stock; and

•	adverse changes in general market conditions or economic trends or in conditions or trends in the markets in which we operate.
There may be an adverse effect on the market price of shares of our Class A common stock as a result of shares being available for sale in the future.
     As of May 15, 2007, after giving effect to the reverse stock split merger and the equity-for-debt exchange completed on May 15, 2007, we had an aggregate of 59,220,142 shares of Class A common stock outstanding. Of our total outstanding shares, 53,196,366 of such shares, or approximately 89.8%, are beneficially owned by the selling stockholders named in this prospectus. Accordingly, the shares of Class A common stock that are being offered hereby comprise a substantial portion of our equity capitalization.
     If the selling stockholders sell a substantial amount of our shares of Class A common stock, the market price of our Class A common stock may decline, in some instances substantially. These sales and concentration of equity ownership also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.
We have the ability to issue additional equity securities, which would lead to further dilution of our issued and outstanding Class A common stock.
     The issuance of additional equity securities or securities convertible into equity securities would result in dilution of then-existing stockholders’ equity interests in us. Holdings’ board of directors has the authority to issue, without vote or action of stockholders, up to 70,000,000 shares of preferred stock in one or more series, and has the ability to fix the rights, preferences, privileges and restrictions of any such series. Any such series of preferred stock could contain dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences or other rights superior to the rights of holders of our common stock. If we issue convertible preferred stock, a subsequent conversion may dilute the current common stockholders’ interest. Our board of directors has no present intention of issuing any such preferred stock, but reserves the right to do so in the future. In addition, we may issue up to approximately 211,133 shares of Class A common stock that are authorized but not issued under our equity incentive plans.
We do not intend to pay cash dividends. As a result, stockholders will benefit from an investment in our common stock only if it appreciates in value.
     We have never paid a cash dividend on our Class A common stock, and we do not plan to pay any cash dividends on our Class A common stock in the foreseeable future. We currently intend to retain any future earnings to finance our operations. As a result, the success of an investment in our Class A common stock will depend upon any future appreciation in its value. We cannot guarantee that our Class A common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

USE OF PROCEEDS
     We will not receive any proceeds from the sale of shares of Class A common stock that may be sold by selling stockholders.

SELECTED FINANCIAL DATA
     The following tables present selected financial data derived from audited financial statements for the years ended December 31, 2006, 2005, 2004, 2003 and 2002 and from unaudited financial statements of SunCom for the three months ended March 31, 2007 and 2006, provided that the weighted average common shares outstanding (basic and diluted) have been restated to reflect the 1-for-10 reverse stock split that occurred on May 15, 2007. In the opinion of management, the unaudited financial information includes all adjustments, consisting only of normal, recurring adjustments, necessary for a fair presentation of results for the interim period. In addition, unaudited subscriber data for the same periods is presented.

	Three Months Ended
	March 31,		Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(dollars in thousands, except per share amounts)
Statement of Operations Data:
Revenues:
Service	$186,435	$155,467	$669,671	$635,038	$603,242	$576,359	$502,402
Roaming	22,002	21,466	85,716	103,605	145,999	180,314	175,405
Equipment	24,483	24,959	97,492	87,515	68,959	53,426	38,178

Total revenues	232,920	201,892	852,879	826,158	818,200	810,099	715,985
Expenses:
Costs of service and equipment (excluding the below amortization and asset impairment and excluding depreciation and asset disposal of $21,013, $101,671, $221,762, $272,487, $148,088, $132,631 and $114,007, respectively)	101,799	107,169	417,287	437,905	369,421	352,156	300,244
Selling, general and administrative (excluding depreciation and asset disposal of $3,133, $1,828, $9,072, $9,771, $13,313, $16,826 and $16,072, respectively)	89,040	88,627	345,006	366,251	260,414	261,307	271,094
Termination benefits and other related charges	—	898	1,841	—	—	2,731	—

Asset impairment	—	—	—	47,700	—	—	—

Depreciation and asset disposal(1)	24,146	103,499	230,834	282,258	161,401	149,457	130,079
Amortization	7,834	11,504	39,883	59,449	13,162	4,300	4,926

Total operating expenses	222,819	311,697	1,034,851	1,193,563	804,398	769,951	706,343

Income (loss) from operations	10,101	(109,805)	(181,972)	(367,405)	13,802	40,148	9,642
Interest expense	(38,334)	(37,742)	(152,659)	(148,619)	(128,434)	(140,547)	(144,086)
Other expense(2)	—	—	—	(314)	(3,092)	(2,898)	(7,693)
Debt extinguishment costs	—	—	—	—	—	(41,171)	—
Interest and other income(3)	2,404	4,094	13,557	15,093	2,937	2,285	6,292
Other gain(4)	—	—	—	—	814,386	—	—

Income (loss) before taxes	$(25,829)	$(143,453)	$(321,074)	$(501,245)	$699,599	$(142,183)	$(135,845)

Income tax (provision) benefit	(3,098)	(3,752)	(16,304)	4,437	(17,072)	(11,907)	(24,650)

Net income (loss)	$(28,927)	$(147,205)	$(337,378)	$(496,808)	$682,527	$(154,090)	$(160,495)

Accretion of preferred stock	—	—	—	—	(11,938)	(13,298)	(12,038)
Redemption of preferred stock	—	—	—	—	34,161	—	—

Net income (loss) available to common stockholders	(28,927)	$(147,205)	$(337,378)	$(496,808)	$704,750	$(167,388)	$(172,533)

	Three Months Ended
	March 31,		Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(dollars in thousands, except per share amounts)
Net income (loss) available to common stockholders per common share (basic)	$(4.20)	$(21.53)	$(49.09)	$(73.01)	$104.68	$(25.16)	$(26.19)

Net income (loss) available to common stockholders per common share (diluted)	$(4.20)	$(21.53)	$(49.09)	$(73.01)	$70.67	$(25.16)	$(26.19)

Weighted average common shares outstanding (basic)	6,895,516	6,836,173	6,872,976	6,804,272	6,732,310	6,652,961	6,588,552

Weighted average common shares outstanding (diluted)	6,895,516	6,836,173	6,872,976	6,804,272	10,140,741	6,652,961	6,588,552

	As of March 31,	As of December 31,
	2007	2006	2005	2004	2003	2002
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$34,133	$37,683	$16,083	$10,509	$3,366	$14,133
Short-term investments	173,850	157,600	334,046	492,600	102,600	198,317
Working capital	179,639	167,669	288,336	448,242	51,903	172,090
Property, plant and equipment, net	462,918	480,880	650,284	814,127	788,870	796,503
Intangible assets, net	786,160	794,250	844,498	984,052	488,883	395,249
Total assets	1,642,031	1,654,859	2,000,219	2,446,962	1,519,291	1,617,571
Long-term debt and capital lease obligations	1,689,890	1,689,737	1,689,351	1,688,318	1,443,788	1,413,263
Redeemable preferred stock	—	—	—	—	140,301	127,003
Stockholders’ equity (deficit)	(445,666)	(416,892)	(83,266)	404,459	(320,251)	(187,189)

	Three Months Ended
	March 31,		For the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
			(in thousands, except subscriber data)
Other Data:
Subscribers (end of period)	1,120,838	1,007,114	1,087,192	965,822	951,745	894,659	830,159
Cash flows from:
Operating activities	$8,418	$(21,558)	$(76,539)	$(73,274)	$85,173	$136,799	$54,090
Investing activities	4,277	33,466	108,546	78,817	(304,770)	(78,649)	(69,713)
Financing activities	(16,245)	(13,536)	(10,407)	31	226,740	(68,917)	23,909

(1)	Includes net losses of $3.4 million, $0.5 million, $0.9 million, $5.0 million, $0.9 million, $5.1 million and $3.9 million on the sale or disposal of assets and interest accretion expense on asset retirement obligations for the three months ended March 31, 2007 and 2006 and for the years ended December 31, 2006, 2005, 2004, 2003 and 2002, respectively.

(2)	Includes losses of $3.1 million, $2.0 million and $5.4 million on our interest rate swap arrangements for the years ended December 31, 2004, 2003 and 2002, respectively. We did not have any interest rate swaps in place during 2005 or 2006 or during the first three months ended March 31, 2007.

(3)	Includes a gain on debt extinguishment of $0.5 million as well as interest income for the year ended December 31, 2004. Amounts for the three months ended March 31, 2007 and 2006 and for the years ended December 31, 2006, 2005, 2003 and 2002 consist of interest income on our cash and short-term investments.

(4)	Includes an aggregate gain of $814.4 million resulting from the consummation of the asset exchange agreement and certain related transactions with Cingular Wireless (now AT&T Mobility). See Item 8 “Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 3” of our annual report on Form 10-K for the year ended December 31, 2006 for more information.

SELLING STOCKHOLDERS
     The shares of Class A common stock offered by the selling stockholders in this prospectus were issued in connection with the exchange transaction described under “Prospectus Summary—Recent Developments” or acquired in open-market transactions prior to the exchange transaction. In connection with the exchange transaction, each selling stockholder represented that it acquired the securities for the selling stockholder’s own account, for investment purposes only and with no intention of selling or otherwise distributing such securities in any transaction in violation of securities laws, and had not made any arrangements with any underwriters or broker-dealers relating to the distribution or sale of the securities.
     To our knowledge, no selling stockholder has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years prior to the date of this prospectus, except as follows:
•	The selling stockholders were a party to our exchange agreement dated as of January 31, 2007, as amended on May 15, 2007. Under the exchange agreement, as amended, the selling stockholders agreed to exchange their SunCom Wireless subordinated notes for shares of our Class A common stock. Please see “Prospectus Summary—Recent Developments” for additional information.

•	In connection with the consummation of the exchange agreement, as amended, we entered into a registration rights agreement with the selling stockholders. Under this agreement, we agreed to register for resale the shares of Class A common stock received in exchange for tendered SunCom Wireless subordinated notes, and this prospectus forms a part of the registration statement we filed to satisfy this obligation. In addition, the holders of at least 15% of the Class A common stock subject to the registration rights agreement can require us to undertake an underwritten offering of the shares offered hereby, subject to customary terms and conditions.

•	Pursuant to the terms of the exchange agreement, as amended, Highland Capital Management, L.P, Pardus Capital Management L.P. and DiMaio Ahmad Capital LLC (each as investment advisor or manager to certain selling stockholders) have appointed three, three and two directors, respectively, to Holdings’ board of directors.

•	J.P. Morgan Securities Inc. is a market-maker for SunCom Wireless’ senior notes and the remaining outstanding subordinated notes.

•	We have engaged Goldman Sachs & Co. as our financial advisor to explore strategic alternatives, including a potential sale transaction, pursuant to the terms of the exchange agreement, as amended, for which they will be entitled to customary financial advisory fees and reimbursement for expenses in accordance with the terms of their engagement.
     We do not know when or in what amounts the selling stockholders will offer shares for sale. The selling stockholders may choose not to sell any or all of the shares offered by this prospectus. We cannot estimate the number of shares that will be sold in the offering or held by the selling stockholders after completion of the offering. For purposes of this table, however, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.
     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares. Unless otherwise indicated below, to our knowledge, the stockholder named in the table has sole voting and investment power with respect to its shares of Class A common stock. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the stockholder named below. The percent beneficially owned prior to and after the offering is based on the 59,220,142 shares outstanding as of May 15, 2007, after giving effect to the reverse stock split merger and the equity-for-debt exchange.

			Number of
	Shares of Class A		Shares of	Shares of Class A
	Common Stock		Class A	Common Stock
	Beneficially Owned		Common	Beneficially Owned
	Prior to the Offering		Stock Being	After the Offering
Name of Selling Stockholder	Number	%	Offered	Number	%
Highland Crusader Offshore Partners, L.P.(1)	10,181,738	17.2	10,181,738	—	—
Highland CDO Opportunity Master Fund, L.P.(1)	3,626,811	6.1	3,626,811	—	—
Highland Credit Strategies Fund(1)	1,037,196	1.8	1,037,196	—	—
Highland Credit Strategies Master Fund, L.P.(1)	1,005,906	1.7	1,005,906	—	—
Restoration Opportunities Fund(1)	817,810	1.4	817,810	—	—
Highland Capital Management Services, Inc.(1)	728,917	1.2	728,917	—	—
Highland Credit Opportunities CDO, Ltd.(1)	711,139	1.2	711,139	—	—
Highland Special Opportunities Holding Company(1)	474,330	*	474,330	—	—
Highland Credit Opportunities CDO, L.P.(1)	3,769	*	3,769	—	—
Pardus Special Opportunities Master Fund L.P.(2)	11,435,433	19.3	11,435,433	—	—
American High-Income Trust(3)	7,554,434	12.8	7,554,434	—	—
Lispenard Street Credit (Master), Ltd. (4)	5,591,760	9.4	5,591,760	—	—
The Income Fund of America, Inc.(3)	4,732,277	8.0	4,732,277	—	—
J.P. Morgan Securities Inc.(5)	1,440,128	2.4	1,440,128	—	—
The Bond Fund of America, Inc.(3)	993,817	1.7	993,817	—	—
Pond View Credit (Master), L.P. (4)	901,938	1.5	901,938	—	—
Goldman Sachs & Co.(6)	1,445,426	2.4	848,176	597,250	1.0
ORIX Finance Corp.	513,537	*	513,537	—	—

*	Represents less than 1%.

(1)	Highland Capital Management, L.P. (Highland Capital) serves as the investment advisor for Highland Crusader Offshore Partners, L.P., Highland CDO Opportunity Master Fund, L.P., Highland Credit Strategies Fund, Highland Credit Strategies Master Fund, L.P., Restoration Opportunities Fund, Highland Credit Opportunities CDO, Ltd., Highland Special Opportunities Holding Company and Highland Credit Opportunities CDO, L.P. and either has or shares the power to vote and direct the disposition of shares held by these entities. Strand Advisors, Inc., as the general partner of Highland Capital, and James Dondero, as the president and a director of Strand Advisors, may be deemed to be the beneficial owners of all shares held by these Highland entities. Highland Capital Management Services, Inc. provides management services to Highland Capital. Mr. Dondero, as the president and a director of Highland Capital Management Services, may be deemed the beneficial owner of all shares held by Highland Capital Management Services. For additional information, see the Schedule 13D filed with the Securities and Exchange Commission by Highland Capital on May 17, 2007.

(2)	Pardus Capital Management L.P. (PCM LP) serves as the investment manager of Pardus Special Opportunities Master Fund L.P. (Pardus Master Fund) and possesses sole power to vote and direct the disposition of all shares held by Pardus Master Fund. Pardus Capital Management LLC (PCM LLC), as the general partner of PCM LP, and Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all shares held by Pardus Master Fund. PCM LLC and Mr. Samii, however, disclaim beneficial ownership of all shares held by Pardus Master Fund. Mr. Samii is a director of Holdings. For additional information, see the Schedule 13D/A filed with the Securities and Exchange Commission by PCM LP on May 17, 2007.

(3)	Capital Research and Management Company serves as the investment advisor for American High-Income Trust, The Income Fund of America, Inc. and The Bond Fund of America, Inc. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Capital Research and Management Company may be deemed to be the beneficial owner of all of the shares held by the funds. Capital Research and Management Company, however, expressly disclaims that it is, in fact, the beneficial owner of such securities. Capital Research and Management Company is an investment adviser registered under the Investment Advisers Act of 1940. American High-Income Trust, The Income Fund of America and The Bond Fund of America also report holding $113,840,000, $94,050,000 and $17,825,000 in principal amount, respectively, of the 8 1/2% senior notes due 2013 issued by SunCom Wireless.

(4)	DiMaio Ahmad Capital LLC serves as the investment manager for Lispenard Street Credit (Master), Ltd. and Pond View Credit (Master), L.P. and possesses the power to vote and direct the disposition of all shares held by Lispenard Street Credit (Master), Ltd. and Pond View Credit (Master), L.P. DiMaio Ahmad Capital, DiMaio Ahmad Management LLC, as the managing member of DiMaio Ahmad Capital, and Jack DiMaio and Nasser Ahmad, as the managing members of DiMaio Ahmad Management and the managing partners of DiMaio Ahmad Capital, may be deemed to be the beneficial owners of all shares held by Lispenard and Pond View. DiMaio Ahmad Capital, DiMaio Ahmad Management and Messrs. DiMaio and Ahmad, however, disclaim beneficial ownership of all shares held by Lispenard Street Credit (Master), Ltd. and Pond View Credit (Master), L.P. For additional information, see the Schedule 13D filed with the Securities and Exchange Commission by DiMaio Ahmad Capital on May 25, 2007. Lispenard Street Credit (Master), Ltd. and Pond View (Master), L.P. also report holding $4,300,000 and $54,150,000 in principal amount, respectively, of the 8 1/2% senior notes due 2013 issued by SunCom Wireless.

(5)	J.P. Morgan Securities Inc. is a broker-dealer registered pursuant to Section 15(b) of the Securities and Exchange Act of 1934 and a member of the NASD. Accordingly, J.P. Morgan Securities Inc. is construed to be an underwriter with respect to any shares sold by it pursuant to this prospectus. See “Plan of Distribution” for additional information.

(6)	Based on a Schedule 13G filed with the Securities and Exchange Commission on February 12, 2007, Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. reported shared voting and dispositive power as to 597,250 shares of Class A common stock, after giving effect to the reverse stock split merger. Goldman, Sachs & Co. is a broker-dealer registered pursuant to Section 15(b) of the Securities and Exchange Act of 1934 and a member of the NASD. Accordingly, Goldman, Sachs & Co. is construed to be an underwriter with respect to any shares sold by it pursuant to this prospectus. See “Plan of Distribution” for additional information. Goldman Sachs & Co. also reports holding $161,000 and $1,625,000 in principal amount, respectively, of the remaining outstanding 9 3/8% senior subordinated notes due 2011 and 8 3/4% senior subordinated notes due 2011 issued by SunCom Wireless.

PLAN OF DISTRIBUTION
     The selling stockholders may, from time to time, sell any or all of the shares offered by this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders, including donees, transferees or other successors-in-interest, may use any one or more of the following methods when selling the shares of common stock:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price; and

•	any other method permitted pursuant to applicable law.
     The selling stockholders, including donees, transferees or other successors-in-interest, may also sell the shares under Rule 144 or Rule 144A under the Securities Act of 1933, if available, rather than under this prospectus.
     The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our common stock or derivatives of our common stock and may sell or deliver shares in connection with these trades.
     Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares of Class A common stock will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares of common stock if liabilities are imposed on that person under the Securities Act of 1933.
     The selling stockholders and any broker-dealers or agents that are involved in selling the shares of Class A common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. Further, such selling stockholders will be subject to the prospectus delivery requirements of the Securities Act of 1933.
     The selling stockholders have advised us that they have acquired their securities in the ordinary course of business and they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus.
     Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our Class A common stock by the selling stockholders or any other person.

     We are required to pay all fees and expenses incident to the registration of the shares of Class A common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
LEGAL MATTERS
     Dow Lohnes PLLC, Washington, D.C., has passed upon the validity of the securities offered hereby. Certain members of Dow Lohnes PLLC own shares of Holdings Class A common stock.
EXPERTS
     The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in management’s report on internal control over financial reporting) incorporated in this prospectus by reference to the annual report on Form 10-K for the year ended December 31, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “should,” “will” and “would” or similar words. Our forward-looking statements also include the facts and assumptions underlying such statements or projections. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other “forward-looking” information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed in the “Risk Factors” section, as well as any cautionary language in this prospectus and in documents incorporated by reference in this prospectus, provide examples of risk, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Before you invest in our securities, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus and in documents incorporated by reference in this prospectus could have a material adverse effect on our business, results of operations, financial position and the value of our securities.
WHERE YOU CAN FIND MORE INFORMATION
     Our Internet address is http://www.suncom.com. We make available, free of charge through our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as soon as reasonably practicable after such documents are electronically filed with, or furnished to, the SEC. In addition, our reports are available on the Securities and Exchange Commission’s website at http://www.sec.gov. Our reports can also be read and copied at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330.
INFORMATION INCORPORATED BY REFERENCE
     Holdings files periodic reports with the Securities and Exchange Commission. Securities and Exchange Commission rules permit Holdings to incorporate these filings by reference into this prospectus. By incorporating Holdings’ Securities and Exchange Commission filings by reference, the following documents are made a part of this prospectus:
•	Holdings’ annual report on Form 10-K for the year ended December 31, 2006;

•	Holdings’ quarterly report on Form 10-Q for the quarter ended March 31, 2007;

•	Holdings’ Form 10-K/A filed April 27, 2007;

•	Holdings’ definitive proxy statement for a special meeting of stockholders filed March 20, 2007;

•	Holdings’ current reports on Forms 8-K filed January 8, January 31, February 1, May 2, May 21 and June 1, 2007; and

•	the description of Holdings’ Class A common stock contained in Holdings’ amended registration statement on Form 8-A/A filed May 23, 2007.
     All documents which Holdings will file with the Securities and Exchange Commission, under the terms of Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of any offering of securities offered by this prospectus, other than information furnished pursuant to Items 2.02 or 7.01 of Form 8-K, shall be deemed to be incorporated by reference in, and to be a part of, this prospectus from the date such documents are filed. Holdings’ Securities and Exchange Commission file number for Exchange Act documents is 1-15325. Holdings will provide without charge, to any person who receives a copy of this prospectus and the accompanying prospectus supplement, upon such recipient’s written or oral request, a copy of any document this prospectus incorporated by reference, other than exhibits to such incorporated documents, unless such exhibits are specifically incorporated by reference in such incorporated document. Requests should be directed to:
Steven M. Somers
Executive Director Investor Relations
SunCom Wireless Holdings, Inc.
1100 Cassatt Road
Berwyn, Pennsylvania 19312
Telephone: (610) 651-5900
     Any statement contained in this prospectus or in a document incorporated in, or deemed to be incorporated by reference to, this prospectus shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in:
•	the prospectus;

•	the accompanying prospectus supplement; or

•	any other subsequently filed document which also is incorporated by reference in, or is deemed to be incorporated by reference to, this prospectus;
modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
     The following table sets forth the various expenses, all of which will be borne by us, in connection with the sale and distribution of the securities being registered. The selling stockholders will pay all brokerage commissions, underwriting discounts and commissions, transfer taxes and other similar selling expenses, if any, associated with its sales of the shares. All amounts shown are estimates except for the Securities and Exchange Commission registration fee.

Registration fee	$26,935
Legal fees and expenses	50,000
Accounting fees and expenses	50,000
Printing and engraving expenses	5,000
Miscellaneous	18,065

Total	$150,000

All of the above expenses have been or will be paid by Holdings.
Item 15. Indemnification of Directors and Officers.
     The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors’ fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. In the absence of the limitations authorized by the Delaware statute, directors could be accountable to corporations and their stockholders for monetary damages for conduct that does not satisfy their duty of care. Although the statute does not change directors’ duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The second restated certificate of incorporation of Holdings limits the liability of Holdings’ directors to the fullest extent permitted by the Delaware statute. Specifically, the directors of Holdings will not be personally liable for monetary damages for breach of a director’s fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Holdings or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (which relates to the unlawful payment of dividend or unlawful stock purchase or redemption by a corporation) or (iv) for any transaction from which a director derived an improper personal benefit. The inclusion of this provision in the second restated certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited Holdings and its stockholders. Under the applicable provisions of the Delaware General Corporation Law, in general, a corporation may indemnify its directors, officers, employees or agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceedings brought by third parties to which they may be made parties by reason of their being or having been directors, officers, employees or agents and shall so indemnify such persons only if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

II-1

Item 16. Exhibits.
2.1	Exchange Agreement among SunCom Wireless Holdings, Inc., SunCom Wireless Investment Co., LLC, SunCom Wireless, Inc. and the holders of the 9 3/8% Senior Subordinated Notes due 2011 and 8 3/4% Senior Subordinated Notes due 2011 of SunCom Wireless, Inc. party thereto (incorporated by reference to Exhibit 2.1 to the Form 8-K of SunCom Wireless Holdings, Inc. filed January 31, 2007).

2.2	Amendment No. 1 to Exchange Agreement, dated as of May 15, 2007, among SunCom Wireless Holdings, Inc., SunCom Wireless Investment Company LLC, and the holders of the 9 3/8% Senior Subordinated Notes due 2011 and 8 3/4% Senior Subordinated Notes due 2011 of SunCom Wireless, Inc. party thereto (incorporated by reference to Exhibit 2.1 to the Form 8-K of SunCom Wireless Holdings, Inc. filed May 21, 2007).

2.3	Agreement and Plan of Merger between SunCom Wireless Holdings, Inc. and SunCom Merger Corp. (incorporated by reference to Exhibit 2.2 to the Form 8-K of SunCom Wireless Holdings, Inc. filed January 31, 2007).

4.1	Specimen Class A common stock certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the Form 8-A Registration Statement of SunCom Wireless Holdings, Inc., File No. 001-15325).

4.2	Registration Rights Agreement, dated as of May 15, 2007, among SunCom Wireless Holdings, Inc., SunCom Wireless Investment Company LLC, and the holders of the 9 3/8% Senior Subordinated Notes due 2011 and 8 3/4% Senior Subordinated Notes due 2011 of SunCom Wireless, Inc. party thereto (incorporated by reference to Exhibit 10.1 to the Form 8-K of SunCom Wireless Holdings, Inc. filed May 21, 2007).

5.1	Opinion of Dow Lohnes PLLC.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Dow Lohnes PLLC (included in Exhibit 5.1).

24.1	Power of Attorney (set forth on the signature page of this registration statement).
Item 17. Undertakings.
     The undersigned registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement;
provided, however, that paragraphs (l)(i), (1)(ii) and (l)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (4) That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, SunCom Wireless Holdings, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Berwyn, Commonwealth of Pennsylvania, on June 4, 2007.

SUNCOM WIRELESS HOLDINGS, INC.
By:	/s/ Michael E. Kalogris
Michael E. Kalogris
Chief Executive Officer and Chairman of the Board of Directors

Power of Attorney
     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael E. Kalogris and Eric Haskell, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all post-effective amendments to this registration statement, and to file the same with all exhibits hereto, and other documents in connection herewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of SunCom Wireless Holdings, Inc. and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael E. Kalogris Michael E. Kalogris	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	June 4, 2007

/s/ Eric Haskell Eric Haskell	Executive Vice President, Chief Financial Officer and Secretary (Principal Financial Officer)	June 4, 2007

/s/ Harry Roessner Harry Roessner	Vice President of Accounting and Controller	June 4, 2007

/s/ Scott I. Anderson Scott I. Anderson	Director	June 4, 2007

/s/ G. Edward Evans G. Edward Evans	Director	June 4, 2007

/s/ Karim Samii Karim Samii	Director	June 4, 2007

Signature	Title	Date

/s/ Joseph Thornton Joseph Thornton	Director	June 4, 2007

/s/ Niles K. Chura Niles K. Chura	Director	June 4, 2007

Patrick H. Daugherty	Director

/s/ James J. Volk James J. Volk	Director	June 4, 2007

/s/ Jerry V. Elliott Jerry V. Elliott	Director	June 4, 2007

/s/ Gustavo A. Prilick Gustavo A. Prilick	Director	June 4, 2007